REPUBLIC CAPITAL GROUP

FINANCIAL STATEMENT AND
REPORT OF INDEPENDENT REGISTERERED PUBLIC ACCOUNTING FIRM

Pursuant to Rule 17a-5(d) of the Securities and Exchange Commission

December 31, 2025


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


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ANNUAL REPORTS
FORM X-17A-5
PART III


SEC FILE NUMBER
8-71334


FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934


FILING FOR THE PERIOD BEGINNING ___08/01/25___ AND ENDING ___12/31/25___
                                             MM/DD/YY   MM/DD/YY


A. REGISTRANT IDENTIFICATION


NAME OF FIRM: __Republic Capital Group__

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
50 Rockefeller Plaza, Suite 1250
_____
                                   (No. and Street)

New York	NY	10020
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John Langston	832-980-3500	jlangston@republiccg.com
(Name)	(Area Code – Telephone Number)	(Email Address)


B. ACCOUNTANT IDENTIFICATION


INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
Weisberg, Mole, Krantz & Goldfarb, LLP
_____
                       (Name – if individual, state last, first, and middle name)

185 Crossways Park Drive	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

12/14/2004	2107
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)


FOR OFFICIAL USE ONLY


* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, John Langston, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Republic Capital Group, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signed by:
Signature: John Langston
D78266C288FA4D8...
Title: CEO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

REPUBLIC CAPITAL GROUP

.

TABLE OF CONTENTS



WMK&G

Weisberg, Molé, Krantz & Goldfarb, LLP

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Republic Capital Group

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Republic Capital Group (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter – Basis of Presentation

As discussed in Note 1 to the financial statement, the Company was approved for registration as a broker-dealer on August 1, 2025, and commenced broker-dealer operations on that date. The accompanying financial statement presents on the financial position of the Company for the period from August 1, 2025 through December 31, 2025. The Company engaged in consulting and other activities prior to that date; however, such activities are not included in this financial statement.

Weisberg, Mole', Krantz & Goldfarb, LLP

We have served as the Company's auditor since 2025.

Woodbury, New York

March 30, 2026

185 Crossways Park Drive, Woodbury, New York 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
www.weisbergmole.com

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

Assets

Cash	$ 1,829,870
Accounts receivable	20,000
Other assets	105,885
Security deposit	81,652
Prepaid expenses	57,448
Right-of-use	522,446
Fixed assets, net of accumulated depreciation of $21,740	169,837
Total Assets	$ 2,787,138

Liabilities and Member's Equity

Liabilities	
Accounts payable and accrued expenses	$ 267,681
Lease liability	586,179
Total liabilities	853,860
Member's equity	1,933,278
Total Liabilities and Member's Equity	$ 2,787,138

See report of independent registered public accounting firm and notes to financial statement.

NOTES TO FINANCIAL STATEMENT
December 31, 2025
(See Report of Independent Registered Public Accounting Firm)

Note 1   **Organization and nature of business**

Republic Capital Group (the "Company") was established in 2016 and initially engaged in providing consulting and advisory services.

On August 1, 2025, the Company's registration as a broker-dealer became effective with the U.S. Securities and Exchange Commission and the Financial Industry Regulatory Authority. Upon effectiveness of such registration, the Company commenced operations as a broker-dealer.

The accompanying financial statement present the financial position, results of operations, and cash flows of the Company for the period from August 1, 2025 through December 31, 2025. Accordingly, the financial statement does not include the results of operations, cash flows, or financial position related to the Company's consulting and advisory activities prior to its registration as a broker-dealer.

The Company is a Texas limited liability company. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is approved by FINRA for mergers & acquisition business.

Note 2   **Summary of significant accounting policies**

Basis of presentation
The financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Allowance for credit losses
The Company adheres to the guidance under FASB ASC 326 which uses an expected loss model to ascertain allowance for credit losses. Per management's analysis, no allowance for credit losses was considered necessary as of December 31, 2025.

Cash and cash equivalents
The Company considers amounts held in bank accounts and all highly liquid investments, including those with an initial maturity of three months or less, not held for sale in the normal course of business, to be cash equivalents.

Segment reporting
The Accounting Standards Update (ASU) 2023-07 issued by the Financial Accounting Standards Board (FASB) introduced enhancements to segment reporting requirements for public entities, including broker-dealers. The update aimed to improve the transparency and usefulness of financial disclosures for investors and other stakeholders.

Note 2   **Summary of significant accounting policies (continued)**

Segment reporting (continued)
The Company operates as a single line of business as a securities broker-dealer, which is comprised of working as an advisor for mergers & acquisitions. The Company has identified its CEO as the Chief Operating Decision Maker ("CODM") as specified in ASU 2023-07, who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reporting segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Company management reviewed the ASU 2023-07 disclosure requirements and determined that no additional disclosures are required as the Company has only a single reportable segment.

Revenue recognition
The Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. Disaggregation can be found on the statement of operations for the period from August 1, 2025 through December 31, 2025. Account receivable at December 31, 2025 are $20,000. There are no contract liabilities as of December 31, 2025.

Income taxes
The member of the Company has elected to have the Company taxed as a partnership for income tax purposes. Accordingly, the Company is not subject to federal or state income taxes. All taxable income/loss and tax credits are reflected on the income tax returns of the member.

NOTES TO FINANCIAL STATEMENT
December 31, 2025
(See Report of Independent Registered Public Accounting Firm)

Note 2   **Summary of significant accounting policies (continued)**

Income taxes (continued)
The Financial Accounting Standards Board ("FASB") has issued a standard that clarifies the accounting and recognition of income tax positions taken or expected to be taken in the Company's income tax returns. The Company has analyzed tax positions taken for filing with the Internal Revenue Service and all state jurisdictions where it operates. The Company believes that income tax positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse affect on the Company's financial condition, results of operations or cash flows. Accordingly, the Company has not recorded any reserves or related accruals for interest and penalties for uncertain income tax positions.

Fair value of financial instruments
The carrying amounts of financial instruments, including cash, prepaid expenses, deposits, and accounts payable and accrued expenses, approximates fair value due to the short term maturities of these assets and liabilities.

Use of estimates
Management uses estimates and assumptions in preparing financial statement. Those estimates and assumptions affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Property and equipment
Property and equipment is stated at cost. Depreciation is calculated on the straight-line method over the estimated useful life of the related asset.

Description	Estimated Useful Life
Property and equipment	5-7 years

Depreciation expense was $1,933 for the period August 1, 2025 (date of registration) through December 31, 2025.

Advertising
The Company expenses the cost of advertising as it is incurred. Advertising expense amounted to $217,892 for the period August 1, 2025 (date of registration) through December 31, 2025.

Note 3   **Net capital requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance and requires that the Company's aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2025 the Company's net capital was $1,498,456 which was $1,457,029 in excess of its required net capital of $41,427. The Company's aggregate indebtedness to net capital was 0.22 to 1.

Note 4   **Concentrations of credit risk**

The Company maintains its cash balances in one financial institution. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2025, the Company's uninsured cash balances total $1,580,000.

Note 5   **Commitments and Contingencies**

The Company does not have any commitments, guarantees or contingencies including arbitration or other litigation claims that may result in a loss or future obligation. The Company is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date.

Note 6   **Retirement Plan**

The Company adopted a defined contribution plan. The plan is a 401k/profit sharing plan and is eligible to all employees and member of the Company meeting certain eligibility. Eligible employees can elect to defer a portion of their salary or guaranteed payment to the 401k/profit sharing plan, while the Company can contribute a discretionary amount for profit sharing. For the period August 1, 2025 (date of registration) through December 31, 2025, the Company contributed $81,157 to the plan.

Note 7   **Lease commitments**

The Company adheres to ASC-842 – Accounting for leases. The Company rents office space pursuant to a lease term expiring September 30, 2028. Based on these terms, the Company has recorded an Operating Right-of-Use Asset of $522,446 and a corresponding Operating Lease Liability of $586,179 as of December 31, 2025, discounted using an interest rate of 6%.

REPUBLIC CAPITAL GROUP

NOTES TO FINANCIAL STATEMENT
December 31, 2025
(See Report of Independent Registered Public Accounting Firm)

Note 6   **Lease commitments (continued)**

Future lease payments under a non-cancellable operating lease with initial terms in excess of one year are as follows:

2026	$	231,756
2027		231,756
2028		173,817
Total future lease payments		637,329
Less imputed interest		(51,150)
Present value of lease liability	$	586,179

Lease expense was $179,878 for the period August 1, 2025 (date of registration) through December 31, 2025.

Note 7   **Subsequent events**

In accordance with FASB Accounting Standards Codification 855, Subsequent Events, the Company has evaluated subsequent events to the Statement of Financial Position date of December 31, 2025 through March 30, 2026, which is the date the financial statement were issued. Management has determined that there are no subsequent events that require disclosure.